SEC File Number
0-21456
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CUSIP Number
285 825 10 5
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K  [ ] Form 20-F  [ ] Form 11-K
 [x] Form 10-Q  [ ] Form N-SAR

		For Period Ended: March 31, 2001
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		[  ] Transition Report on Form 10-K
		[  ] Transition Report on Form 20-F
		[  ] Transition Report on Form 11-K
		[  ] Transition Report on Form 10-Q
		[  ] Transition Report on Form N-SAR
		For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

Electronic Retailing Systems International, Inc.
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Former Name if Applicable

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Address of Principal  Executive (Street and Number)

488 Main Avenue
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City, State and Zip Code

Norwalk, Connecticut 06851
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PART II - RULES 12B-25(b) AND (c)
If the subject report could not be filed with unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part
III of this form could not be eliminated without
unreasonable effort or expense;
(b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or
Form  N-SAR, or   portion thereof, will be filed on
or before the fifteenth calendar day following the
[x]	prescribed due date; or the subject quarterly report
of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to file the referred report without unreasonable effort and expense because (i) as previously reported by the Registrant, it has recently commenced the winding down (the "Transaction") of its electronic shelf label ("ESL") operations on an orderly basis, as a result of apparent insufficient interest in the retail community for ESL systems to justify or attract further economic investment in the reasonably foreseeable future, and (ii) as a result of the Transaction, the Registrant will complete and include in said report its calculation of special charges attendant to the Transaction. (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

		Mr. Jerry McAuliffe	 203			849-2500
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Name				(Area Code)`	Telephone Number)

(2)	Have all other periodic reports required under Section 13
or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the
preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?
If answer is no, identify report(s).
									[x]Yes	[ ]No

(2)	Is it anticipated that any significant changes in results
of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

									[x]Yes	[ ]No

		If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

		It is anticipated that as a result of the Transaction, the Registrant will record in its earnings statement included in the subject report special charges and costs attendant thereto. The Registrant is continuing its evaluation and quantification of the nature of such charges and the amount thereof, and will complete and include such amounts in the subject report.

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	Electronic Retailing Systems International, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  	May 15, 2001		By s/Jerry McAuliffe
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								Jerry McAuliffe,
								 Vice President, Chief
								 Financial Officer


INSTRUCTION:	 The form may be signed by an executive officer
of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention:

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (see 18 U.S.C. 1001)